                                                                                                                               Filed by Hewitt Associates, Inc.

                                                                                                                               pursuant to Rule 425 under the

                                                                                                                               Securities Act of 1933, as amended and

                                                                                                                               deemed filed under Rule 14a-12 of the

                                                                                                                               Securities Exchange Act of 1934, as amended

                                                                                                                               Subject Company: Exult, Inc.

                                                                                                                               Commission File No. 0-30035

h

September 2004 Leader Meetings August –

To protect the confidential and proprietary information included in this material, it may not be disclosed or provided to any third parties without the approval of Hewitt Associates LLC.

Agenda

Hewitt-Exult Merger

• Integration planning update

• Q&A

Hewitt Operating Practices

—-Break—-

Hewitt Vision

• Reflect on firm’s progress towards Vision 2005

• Dialogue around our future Vision

Hewitt Associates

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risks and difficult Ldr Ltgs 8-23-04.ppt with the SEC by Hewitt or Exult free of charge at the SEC’s in the joint benefits of the merger between Hewitt and Exult, including future financial the forward-looking statements. find information about Exult’s executive officers and directors in 3 ).

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant uncertainties. Actual results may differ from those set forth in The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov

Additional Information and Where to Find It

Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above. Hewitt Associates

Update on Hewitt/Exult Integration

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• 4

• now model questions leaders picture are as we your big combined role

• The Where The Taking Your Associates

• • • • Hewitt

The Big Picture: Opportunities

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• experience services and excellence, comprehensive 5 BPO leverage and HR execution, in financial and Leadership Unmatched Scale Complementary Associates

• • • Hewitt

Our Combined Solution Leapfrogs the Competition

Custom Feature Functionality Standard

Exult Accenture ACS Convergys IBM Arinso Mellon EDS AON

d n e rT l a r e n eG

Exult Hewitt

Fidelity

Hewitt Mercer Ceridian ADP

One-to-Many

Operating Leverage

One-to-One

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2004 Everest Partners, L.P. and Exult/Hewitt

Source: Hewitt Associates

The Big Picture: Risks

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• and as Hewitt financial grow mesh operation? our doesn’t can’t meet predicting? we don’t 7 if unified marketplace we What if the integrated, What merger? if players—are What well the other

• Integration: Success: for one Growth: many into

• Successful Exult Financial expectations Market we—and Associates

• • Hewitt

Integration Planning Timeline

Preparing for Close Detailed Planning

Baselining

Start-Up

Close +1

End of August

Wk of July 26

July 1 June 30 –

June 16

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• Commitments Begins Execution Ldr Tracking Synergy and Implementation Ongoing

• •

• Business and

• Lists and Organizational Task Issues Dependencies

• •

• Plans and Plan and Design States Targets Integration Harmonization Organization Transition Specific Process

• Integration • •

• Comparison 8 Confirmation Organization Processes Synergy Interdepencies

• • •

• Analysis Business

• State Model of Analysis Business Gap

• Current •

• One Day Preliminary

• •

• Kickoff Synergy Charters Workplans Organization Quick Lists Requests for Team Team Team Close Data Ideas Wins

• Integration • • • • Associates

• Acquisition Announcement Hewitt

The Integration Process to Date

Many things are reassuring…

• to been want has and combination dedicated, the smart, to very reaction are industry positive. people and Exult’s succeed. Client extremely •

…But we also face challenges

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• decision-making cultures. centralized approach. 9 distinct two their matrixed our integrating integrating with We’re We’re process Associates

• Hewitt

Fastest to Benefit Hewitt Model: Easiest to “Enter,”

• Party or Attributes Other Place?

• Client or & Customized Third & in

• Decentralized? ERP Investment? Access or vs. Acquisitions Divestitures? Centralized Large Tech Web Capability Common Policies? In-house Services? Recent

• Differing “Starting” • • • • •

CLIENT E

CLIENT A CLIENT B PROSPECT C PROSPECT D

• clients savings leverage across of speed blueprint high entry, solution to Operational/Technology Common barrier Low Increased

• •

• Delivery Platform Toolkit Channels and ERP

• Processes Manufacturing Voice Events Client Data and Content & Sigma appropriate) Management Common Scale Deep Productivity Six Online Integrated Functionality Leveraged (if Integrated

• Common Model Operations • • • • Technology • • • •

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Hewitt Associates

Work in Process: Hewitt Solution

Core Process Management

• Payroll Benefits Payments

• •

MANAGE

•

MOBILIZE

Workforce Management •

REWARD

• Mobility Relocation Administration Management Administration Rewards Workforce Compensation Total Global Domestic Leave

• • • • •

GROW

•

DEVELOP

•

Talent Management ACQUIRE

• Planning Staffing & Development Performance Management Recruiting Flexible Learning Succession

• • • •

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Hewitt Associates

The Power of The Combination

COMBINED Largest Market Share Deepest Expertise Integrated Services Accelerated Product Development Global Multi-shore Modular Services

EXULT Immediate cost/overhead Relief Six Sigma Orientation Leading Practices Recruiting, Relocation, Global Mobility Client Retained Investment in ERP

HEWITT HRMS/Payroll Platform Benefits Admin HR Domain Scale Technology Infrastructure HR Consulting Leading Practices

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Hewitt Associates

What We Need From You

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• for eliminated the for behaviors exceptional in goals clients right associates our our the providing needed. with help model on as with behaviors integration. 13 focus actions support; its take conversations its firmwide role/situation, opportunities. keep and align your new your overall team team on their team. your service. informed, appropriate your and based Demonstrate your Help client Stay Have positions. Help merger And, understand Associates

• • • • • Hewitt